Rule 12g3-2(b) File Number ~~82-5237~~

82-34624

RECEIVED

2004 DEC 16 P 12:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

04046854

November 29, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number 82~~-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of an announcement on Discloseable Transaction dated November 29, 2004 in respect of an agreement entered into between the Company, Jiaxing Jiashao and Shaoxing Communication dated November 26, 2004 for the setting up of a JV Co.

The enclosed announcement will also be published on two Hong Kong newspapers, namely the <South China Morning Post> in English, and the <Hong Kong Economic Times> in Chinese on November 30, 2004.

Thank you for your attention.

dlw 12/21

Sincerely yours,

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

Cc: Ms. Jenny Iong – Herbert Smith (852) 2845 9099

[illegible] 19F, World trade center, 15 Shuguang Rd., Hangzhou P.R. Chi[illegible]

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

DISCLOSEABLE TRANSACTION AND RESUMPTION OF TRADING

On 26th November, 2004, the Company entered into the Agreement with Jiaxing Jiashao and Shaoxing Communication to set up the JV Co. for the purpose of developing the Project. The Company, Jiaxing Jiashao and Shaoxing Communication will be interested in 35%, 35% and 30% of the share capital, respectively, of the JV Co.

The Company will, in aggregate, make a total capital contribution of RMB1,145,375,000 to the JV Co. Therefore, the transaction contemplated under the Agreement constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing further details of the Agreement, the Project and the JV Co. will be despatched to the Shareholders in due course.

At the request of the Company, trading in the shares of the Company has been suspended from 9:30 a.m. on 29th November, 2004 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company from 9:30 a.m. on 30th November, 2004.

The Directors announce that, on 26th November, 2004, the Company entered into the Agreement to set up the JV Co. for the purposes of and in connection with the Project.

BACKGROUND

The Company was incorporated on 1st March 1997 in the PRC and is a joint stock limited company, currently with a registered share capital of RMB4,343,114,500 (HK$4,097,277,830). The main business of the Group is investment in and development, operation, management and toll collection of Shanghai -Hangzhou-Ningbo Expressway and Shangsan Expressway, both in Zhejiang Province of the PRC, as well as businesses ancillary to the operation of the two expressways, such as billboard advertising and operation of service areas on the expressways.

PROPOSED STRUCTURE OF THE JV CO.

The proposed shareholding structure of the JV Co. is as follows:


Company
Jiaxing Jiashao
Shaoxing Communication
35%
35%
30%
JV Co.

PRINCIPAL TERMS OF THE AGREEMENT

The principal terms of the Agreement are as follows:

Date	26th November, 2004.
Parties	The Company, Jiaxing Jiashao and Shaoxing Communication. To the best of the Directors' knowledge, information and belief and after having made all reasonable enquiry, Jiaxing Jiashao and Shaoxing Communication, together with their respective ultimate beneficial owners, are third parties independent of the Company and its connected persons (as defined in the Listing Rules) of the Company.
Initial Registered Capital of JV Co.	RMB100,000,000, which shall be contributed by the Company, Jiaxing Jiashao and Shaoxing Communication in accordance with their respective equity holdings in the JV Co. Accordingly, the Company, Jiaxing Jiashao and Shaoxing Communication shall contribute RMB35,000,000, RMB35,000,000 and RMB30,000,000 respectively to the registered capital of the JV Co. The registered capital of the JV Co. shall be paid up within 7 days of the first shareholders' meeting of the JV Co. which was held on 26th November, 2004.
Total Capital Contribution to the JV Co.	RMB3,272,500,000 (inclusive of the initial registered capital), which shall be contributed by the Company, Jiaxing Jiashao and Shaoxing Communication in accordance with their respective equity holdings in the JV Co. Accordingly, the Company, Jiaxing Jiashao and Shaoxing Communication shall contribute in cash RMB1,145,375,000, RMB1,145,375,000 and RMB98,175,000 respectively to the total capital investment in the JV Co. Other than the registered capital, the parties shall fix the timetable for the payment of the remaining capital contribution within 15 days upon obtaining the government approval for the feasibility report of the Project. There is no guarantee as to when the JV Co. can obtain the relevant government approval.
Total Amount of Investment of the Project	The total amount of investment for the Project is currently estimated to amount to RMB9,350,000,000 (subject to final determination). Save for the capital contribution, there is currently no timetable for the contribution of the remaining amount of investment which shall be financed by the JV Co. depending on the progress of the Project.

Save as disclosed in this announcement, there is no other capital commitment by the Company under the Agreement.

Business Scope	The business scope of the JV Co. includes (subject to the approval by the Administration for Industry and Commerce of the PRC) investment in and financing, construction, toll collection, maintenance and management of expressway, as well as the provision of other ancillary services.
Board representation	The board of the JV Co. shall comprise nine directors, of which, each of the Company, Jiaxing Jiashao and Shaoxing Communication shall nominate three directors to the board of the JV Co. and the chairman of the JV Co. shall be nominated by the Company.
Profit sharing	The Company, Jiaxing Jiashao and Shaoxing Communication shall share in the profit and loss of the JV Co. in accordance with their respective equity holdings in the JV Co.
Pre-emptive right	Upon the formation of the JV Co, if any party intends to transfer its equity interests in the JV Co., it has to obtain the prior consent of the other parties and on the same terms and conditions, the other parties shall have the pre-emptive option to purchase that party's interest in the JV Co.

INFORMATION ON THE PROJECT

The main business of the JV Co. will be the development, operation and maintenance of the Project.

Jiaxing-Shaoxing Expressway starts from the junction of Shanghai-Hangzhou Expressway and Zhapu-Jiaxing-Suzhou Expressway in the southwestern side of Jiaxing, Zhejiang Province and ends at the junction of Hangzhou-Ningbo Expressway and Shangsan Expressway in the western side of Shangyu, Shaoxing with a total length of 69.23 km, including 12.32 km bridge crossing over the Hangzhou Bay. There are a total of 11 interchanges along the entire expressway.

Jiaxing-Shaoxing Expressway is planned to be designed as an 8-lane expressway with a designed traffic speed of 100 km / hour.

It is planned that the Jiaxing-Shaoxing Expressway will commence operation by the end of 2008.

REASONS FOR INVESTMENT IN THE JV CO. AND THE PROJECT

The reasons for the investment in the Project are two-fold. As far as the strategic position is concerned, the Project links with Shanghai-Hangzhou and Hangzhou-Ningbo Expressway and is connected to Shangsan Expressway, and accordingly is closely related to the existing highway network of the Company. The Project is not only an important integral part of the trunk highway planning of Zhejiang province, but also an important integral part of the national road network planning. The Directors are of the view that Jiaxing-Shaoxing Expressway serves as a shortcut linking up the north-south traffic of Hangzhou Bay with an extensive radiation area and therefore,

is likely to attract a substantial volume of traffic flow.

As far as future traffic demand is concerned, rapid growth in traffic volume has created much pressure on the existing roads. Several national roads are operating under a saturated condition, while traffic volume on expressways is also very substantial, particularly the Jiaxing-Hangzhou-Guzhu (Shaoxing) section. According to the estimation of the Zhejiang Transport Planning and Design Institute, the traffic volume in the region will increase at an annual average growth rate of 7.55% in the next 20 years. The Directors are of the view that the financial return of the Project is expected to meet the investment criteria set by the Company which is based on its weighted average cost of capital, and could be further enhanced by expanding the ancillary services related to the expressway.

The completion of the Project may cause traffic diversions in certain sections of Shanghai-Hangzhou-Ningbo Expressway. With the investment in the Project and as one of the majority shareholders, the Project is beneficial to the Group as a whole.

As the Project is still in a preliminary stage and the feasibility report of the Project has not been approved by the relevant authorities of the State, the Project faces a number of uncertain factors, including the implementation time of the Project, investment scale, operation period, toll levels and the project construction and operation risks. Such risks may reduce the financial return of the Project.

Based on the above reasons, the Directors believe that the terms of the Agreement, which were determined after arm's length negotiation, are fair and reasonable and are in interests of the Company and the Shareholders as a whole, and that the transaction contemplated under the Agreement constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of this announcement and a circular containing further details of this transaction to be despatched to the Shareholders in due course.

FUNDING FOR THE PROJECT

Amongst the estimated total cost of approximately RMB9,350,000,000 for the Project, RMB3,272,500,000 will be contributed by the Company, Jiaxing Jiashao and Shaoxing Communication in accordance with their respective equity holding in the JV Co. as equity capital, with the remaining balance to be financed by the JV Co. itself through bank borrowings.

As the existing projects of the Company generate a substantial amount of cash flow and the Company has, as at the date of this announcement, immediately realisable cash equivalents of approximately RMB1,000,000,000 and cash and time deposits of approximately RMB500,000,000, the Company has adequate financial resources to support the capital commitments to the Project, while still being able to maintain a positive balance of its cash flow at the same time. All capital commitment of the Company under the Agreement will be funded from the internal financial resources of the Company.

INFORMATION REGARDING JIAXING JIASHAO AND SHAOXING COMMUNICATION

Jiaxing Jiashao is a PRC state-owned limited liability company with a registered capital of RMB50,000,000. Jiaxing Jiashao is engaged in the business of investment in and development, constructuion, maintenance, operation and management of expressway.

Shaoxing Communication is a PRC state-owned company with a registered capital of RMB500,000,000. Shaoxing Communication is engaged in the businesses of transportation infrastructure facilities, ancillary facilities and related property investment, development, asset management and the letting out of ancillary facilities.

RESUMPTION OF TRADING IN THE SHARES OF THE COMPANY

At the request of the Company, trading in the shares of the Company has been suspended from 9:30 a.m. on 29th November, 2004 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company from 9:30 a.m. on 30th November, 2004.

DEFINITIONS

In this announcement, unless the context otherwise requires, terms used herein shall have the following meanings:

"Agreement"	means the agreement entered into between the Company, Jiaxing Jiashao and Shaoxing Communication dated 26th November, 2004 for the setting up of the JV Co.;
"Company"	means Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC, whose shares are listed on the main board of the Stock Exchange;
"Directors"	means the directors of the Company;
"Group"	means the Company and its subsidiaries;
"JV Co."	means Zhejiang Jiashao Expressway Co., Ltd, a PRC limited liability company to be established by the Company, Jiaxing Jiashao and Shaoxing Communication;
"Jiaxing Jiashao"	means Jiaxing Jiashao Expressway Investment and Development Limited Liability Company, a PRC state-owned limited liability company;
"Jiaxing-Shaoxing Expressway"	means the proposed 69.23 km Jiaxing-Shaoxing Expressway to be developed by the JV Co. in the Zhejiang province of the PRC;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	means the People's Republic of China;

"Project"	means the development and operation of the Jiaxing-Shaoxing Expressway by the JV Co.;
"Shaoxing Communication"	means Shaoxing Communication and Investment Limited, a PRC state-owned company;
"Shareholders"	means the shareholders of the Company; and
"Stock Exchange"	means the Stock Exchange of Hong Kong Limited.

By Order of the Board
ZHANG Jingzhong
Company Secretary

Hangzhou, the PRC, 29th November, 2004

In this announcement, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.06. Such translations should not be construed as a representation that the amounts in question have been, could have been or could be converted at any particular rate or at all.

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.